The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.
Subject to Completion PRELIMINARY PRICING SUPPLEMENT dated May 7, 2018 Pricing Supplement dated May , 2018 to the Prospectus Supplement dated February 13, 2017 and Prospectus dated February 1, 2017	Filed Pursuant to Rule 424(b)(2) Registration No. 333-215597

The Bank of Nova Scotia
$
 Capped Fixed-to-Floating Rate Notes Linked to 3-Month USD LIBOR, Series A
Due June 1, 2028
The Capped Fixed-to-Floating Rate Notes, Series A due June 1, 2028 (the “notes”) offered hereunder are unsubordinated and unsecured obligations of The Bank of Nova Scotia and have a term of 10 years. The notes pay interest quarterly at a rate that will be fixed at 3.50% per annum for the first two years and thereafter at a floating rate that will be reset each quarter and will be equal to 3-month USD LIBOR plus 0.75%, subject to the maximum interest rate, as set forth below. All payments on the notes are subject to the credit risk of The Bank of Nova Scotia. If The Bank of Nova Scotia defaults on its obligations, you could lose some or all of your investment. The notes will not be listed or displayed on any securities exchange or electronic communications system.
Issuer:	The Bank of Nova Scotia. As used herein, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.
Principal Amount & Denominations:	$1,000 per note. The notes will be issued in denominations of $1,000 per note and integral multiples of $1,000 in excess thereof.
Pricing Date:	Expected to be May 30, 2018*
Issue Date:	Expected to be June 1, 2018* (to be determined on the pricing date and expected to be the 2nd business day after the pricing date).
Stated Maturity Date:	June 1, 2028* (if such day is not a business day, the stated maturity date will be determined according to the following business day convention)
Payment at Maturity:	We will pay you the principal amount of your notes on the stated maturity date, plus the final interest payment.
Interest Payment:
With respect to each interest payment date, for each $1,000 principal amount of notes, the interest payment will be calculated as $1,000 × 1/4 × interest rate. Each interest payment is paid on each interest payment date and is calculated on a 30/360 unadjusted basis; (i)“30/360” means that each interest payment is calculated on the basis of twelve 30-day months and (ii) “unadjusted” means that if a scheduled interest payment date is not a business day, the interest period will not be adjusted, the interest payment will be paid on the first following day that is a business day with full force and effect as if made on such scheduled interest payment date, and no interest on such postponed payment will accrue during the period from and after the scheduled interest payment date and (iii) “following business day convention” means that if a scheduled interest payment date is not a business day, the interest payment will be paid on the first following day that is a business day, regardless of whether such business day falls in the following month. As a result, each interest period will consist of 90 days (three 30-day months) and interest payments will accrue based on 90 days of a 360-day year.

Interest Payment Dates & Interest Period:
The 1st  calendar day of each March, June, September and December, commencing September 1, 2018 and ending on the stated maturity date.* If these days are not business days, interest payments will actually be paid on the dates determined according to the following business day convention. For each interest payment date, the “interest period” will be the period from, and including, the previous interest payment date (or the issue date in the case of the first interest payment date) to, but excluding, the next applicable interest payment date. See “Interest Payments” on page P-4 herein.

Interest Rate:
For each interest period from and including the issue date to and excluding June 1, 2020 (each, a “fixed interest period”), the interest rate per annum will be equal to 3.50%. For each interest period from and including June 1, 2020 to and excluding the stated maturity date (each, a “floating interest period”), the interest rate will equal the lesser of (a) 3-month USD LIBOR plus 0.75% (the “floating interest rate”) and (b) the maximum interest rate. The floating interest rate is also subject to the minimum interest rate of 0.00%.

Interest Determination Date:	For each floating interest period, the second London banking day preceding the relevant interest reset date (regardless of whether such interest reset date is a business day).
Interest Reset Date:	For each floating interest period, the relevant interest payment date (regardless of whether such day is a business day or London banking day).
Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York and Toronto.
London Banking Day:	Any day on which commercial banks and foreign exchange markets settle payments in London.
Maximum Interest Rate:	6.00% per annum
Survivor’s Option:
Applicable. The representative of a deceased beneficial owner of the notes will have the right to request early repayment of the notes, subject to the terms and limitations described under “Survivor’s Option” herein.

Calculation Agent:
Scotia Capital Inc., an affiliate of the Bank. The calculation agent will make all determinations regarding the floating interest rate and the amount payable on your notes. All determinations made by the calculation agent shall be made in its sole discretion and, absent manifest error, will be final and binding on you and us, without any liability on the part of the calculation agent. We may change the calculation agent for your notes at any time without notice and the calculation agent may resign as calculation agent at any time upon 60 days’ written notice to the Bank.

CUSIP / ISIN:	064159LJ3 / US064159LJ35
* In the event that we make any changes to the expected pricing date and issue date, we may adjust the interest payment dates, the interest determination dates, the interest reset dates and stated maturity date to ensure that the stated term of the notes remains the same.
Neither the United States Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The notes are not insured by the Canada Deposit Insurance Corporation pursuant to the Canada Deposit Insurance Corporation Act, the United States Federal Deposit Insurance Corporation, or any other governmental agency of Canada, the United States or any other jurisdiction. Investment in the notes involves certain risks. You should refer to “Additional Risk Factors” beginning on page P-6 herein and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.
	Original Offering Price	Agent Discount(1)	Proceeds to the Bank(2)
Per Note	$1,000.00	up to $11.00	at least $989.00
Total
(1)
The agent discount will not be more than $11.00 per note. See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” herein for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC (“WFS”) and Scotia Capital (USA) Inc. are the agents for the distribution of the notes and are acting as principal.

(2)
Excludes any potential profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” herein.

Scotia Capital (USA) Inc.	Wells Fargo Securities, LLC

ADDITIONAL SUMMARY TERMS
Status:
The notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

Form of Notes:	Book-entry, we will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about the issue date against payment in immediately available funds.

Use of Proceeds:	General corporate purposes

Listing:	The notes will not be listed or displayed on any securities exchange or electronic communications system.

Clearance and Settlement:	Depository Trust Company

ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated February 1, 2017, as supplemented by the prospectus supplement dated February 13, 2017, relating to our Senior note Program, Series A, of which these notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the accompanying prospectus supplement. In the event of any conflict, this pricing supplement will control. The notes may vary from the terms described in the accompanying prospectus and prospectus supplement in several important ways. You should read this pricing supplement, including the documents incorporated herein, carefully.
This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):
Prospectus dated February 1, 2017:
http://www.sec.gov/Archives/edgar/data/9631/000119312517027656/d338678d424b3.htm
Prospectus Supplement dated February 13, 2017:
http://www.sec.gov/Archives/edgar/data/9631/000110465917008642/a17-4372_1424b3.htm
The Bank of Nova Scotia has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or accessing the links above. Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling 1-416-866-3672.

INTEREST PAYMENTS

For each interest period from and including the issue date to and excluding June 1, 2020 (each, a “fixed interest period”), the interest rate per annum will be equal to 3.50%. For each interest period from and including June 1, 2020 to and excluding the stated maturity date (each, a “floating interest period”), the interest rate will equal the lesser of (a) 3-month USD LIBOR plus 0.75% (the “floating interest rate”) and (b) the maximum interest rate. The floating interest rate is also subject to the minimum interest rate of 0.00%.
We describe payments as being based on a day count fraction of 30/360, unadjusted, following business day convention. This means that the number of days in the applicable interest period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in each interest period will not be adjusted if an interest payment date falls on a day that is not a business day (“unadjusted”). If any interest payment date falls on a day that is not a business day (including any interest payment date that is also the stated maturity date), the relevant interest payment will be paid on the first following day that is a business day, regardless of whether such business day falls in the following month (“following business day convention”).
Notwithstanding anything to the contrary in the accompanying prospectus or prospectus supplement:

●
“3-month USD LIBOR” means the offered rate appearing on the Reuters Page LIBOR01 as of 11:00 A.M., London time, on the relevant interest determination date, for deposits of U.S. Dollars for a period of 3 months, as described further in the prospectus supplement under “Description of the Notes—Interest Rates—Floating Rate Notes—LIBOR Notes”.

If the calculation agent determines that the floating interest rate has been permanently discontinued, then the calculation agent will determine whether to calculate the floating interest rate using a substitute or successor base rate that it has determined is most comparable to the floating interest rate or, if there is an industry-accepted successor rate, the calculation agent will use that successor rate. In such instances, the calculation agent may determine what business day convention to use, the definition of business day, the day count fraction, the interest reset dates and any other relevant methodology for calculating such substitute or successor base rate with respect to the calculation of any interest payments on the notes following the fixed interest periods that is consistent with industry-accepted practices for such substitute or successor base rate.
●
The relevant “interest reset date” will be the relevant interest payment date stated on the cover hereof, not the third Wednesday of the month, and such interest reset date will occur on that date even if it is not a business day. See “Description of the Notes—Interest Rates—Floating Rate Notes—Interest Reset Dates” in the accompanying prospectus supplement. Thus, the deposits on which 3-Month USD LIBOR is based may not, in fact, commence on the relevant interest reset date. See “Description of the Notes—Interest Rates—Floating Rate Notes—LIBOR Notes” in the accompanying prospectus supplement.

●
The "interest payment dates" will be the interest payment dates specified on the cover hereof. Regardless of whether the notes are paying a fixed or floating rate of interest, if the relevant interest payment date would otherwise fall on a day that is not a business day and the next business day falls in the next calendar month, then such interest payment date will still be advanced to the next day that is a business day. See "Description of the Notes—Interest Rates—Floating Rate Notes—Interest Payment Dates" in the accompanying prospectus supplement.

INVESTOR CONSIDERATIONS
The notes may be suitable for you if:

¡	You seek current income at a fixed rate of interest of 3.50% per annum for each fixed interest period and are willing to accept a floating rate of interest thereafter.
¡
You seek an investment with a per annum interest rate that will be reset quarterly for each floating interest period and will be equal to 3-month USD LIBOR plus 0.75%, subject to the maximum interest rate for any quarterly interest period.

¡
You understand that the interest rate on the notes for any quarterly interest period after the fixed interest periods will never be higher than the maximum interest rate regardless of how high 3-month USD LIBOR rises.

¡	You are willing to hold the notes until maturity.
The notes may not be suitable for you if:

¡	You seek a liquid investment or are unable or unwilling to hold the notes to maturity.
¡	You expect interest rates to increase beyond the rates provided by the notes.
¡	You are unwilling to accept the credit risk of the Bank.
¡	You prefer the certainty of investments with fixed coupons for the entire term of the investment and with comparable maturities issued by companies with comparable credit ratings.

ADDITIONAL RISK FACTORS
An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus and prospectus supplement.

After the Fixed Interest Periods, the Amount of Each Interest Payment on an Interest Payment Date is Variable and may be 0.00% Per Annum.

Following the fixed interest periods, you will receive interest on the applicable interest payment date based on a rate per annum equal to the floating interest rate fixed on the corresponding interest determination date, subject to the maximum interest rate specified on the cover hereof. While the floating interest rate applicable to each interest payment date after the fixed interest periods will fluctuate because it is based on the floating interest rate, the interest rate for any interest payment date will not be greater than the maximum interest rate. The floating interest rate is also subject to a minimum interest rate of 0.00% per annum.

The Notes are Subject to Interest Rate Risk.

Generally, when market interest rates rise, the prices of debt obligations fall, and vice versa. This risk may be particularly acute because market interest rates are currently at historically low levels. The prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. The notes are a long-term investment in a fixed interest rate for the fixed interest periods and an investment in a floating interest rate for the floating interest periods. However, the floating interest rate will become fixed if the floating interest rate rises above the maximum interest rate. Fixed interest rate instruments are generally more sensitive to market interest rate changes; however floating rate instruments may nevertheless decline in value in response to market interest rate changes. Therefore, an increase in market interest rates will adversely affect the value of your notes. Furthermore, there can be no assurance that the floating interest rate shall exceed the fixed interest rate.

The Floating Interest Rate for Each Floating Interest Period is Limited by the Maximum Interest Rate.

For each floating interest period, the floating interest rate will be capped at the maximum interest rate specified under “Interest Payments” herein. The interest rate for each such interest payment date will not be greater than the maximum interest rate.

The interest rate on the notes for each floating interest period is limited to the maximum interest rate. Even if the floating interest rate is greater than the maximum interest rate, the notes will bear interest for each such floating interest period only at the maximum interest rate. The maximum interest rate may be lower than the interest rates for similar debt securities then-prevailing in the market.

As a result of the fact that the interest rate may not be greater than the maximum interest rate, you will not be fully compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate of the notes (taking the maximum interest rate into account) as compared to other investment alternatives.

Because the Notes Accrue Interest at a Floating Interest Rate During the Floating Interest Periods, You May Receive a Lesser Amount of Interest for Such Periods.

The interest payable on the notes during each floating rate interest period will accrue at a per annum rate equal to the floating interest rate, as determined on the applicable interest determination date, subject to the applicable maximum interest rate and the minimum interest rate specified under “Interest Payments” herein. LIBOR may vary from time to time and there will be significant risks not associated with a conventional fixed−rate debt security. These risks include fluctuation of LIBOR and the possibility that, in the future, the floating interest rate on the notes will decrease for any floating interest period.

Because the Notes Accrue Interest at a Fixed Rate During the Fixed Interest Period, the Amount of Interest Payable on Your Notes on Each Interest Payment Date for any Fixed Interest Period May be Below Market Interest Rates.

Because interest payable on your notes during the fixed interest period accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more interest payment dates for the fixed interest period will be equal to or greater than the market interest rate on such dates. We have no control over a number of factors that may affect market interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the fixed interest rate on the notes and its level relative to market interest rates before investing, and you must be willing to forgo guaranteed market interest rates during the fixed interest period.

LIBOR, and Therefore the Value of the Notes, May be Volatile and Will be Affected by a Number of Factors.

LIBOR, and therefore the value of the notes is subject to volatility due to a variety of factors, including but not limited to:
●	interest and yield rates in the market
●	changes in, or perceptions about future LIBOR rates
●	general economic conditions
●	policies of the U.S. Federal Reserve Board regarding interest rates
●	supply and demand among banks in London for U.S. dollar-denominated deposits with the relevant term
●	sentiment regarding underlying strength in the U.S. and global economies
●	expectations regarding the level of price inflation
●	sentiment regarding credit quality in the U.S. and global credit markets
●	inflation and expectations concerning inflation
●	performance of capital markets
●	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect LIBOR
The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower LIBOR will result in the corresponding interest rate decreasing, but in no case will the interest rate be greater than the maximum interest rate specified under “Interest Payments” herein.

Changes in Banks’ Inter-Bank Lending Rate Reporting Practices or Methods Pursuant to which LIBOR Rates are Determined may Adversely Affect the Value of Your Notes.

LIBOR and other indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the British Bankers’ Association to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting and the corroboration of LIBOR, as far as possible, by transactional data. Based on the Wheatley Review, on March 25, 2013, final rules for the regulation and supervision of LIBOR by the U.K. Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

On July 27, 2017, the Chief Executive of the FCA announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the UK or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities such as the notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates during the term of the notes, any trading market for the notes and their value.

It is not possible to predict the further effect of the FCA Rules, any changes in the methods pursuant to which LIBOR rates are determined or any other reforms to LIBOR that may be enacted in the U.K., the European Union (the “EU”) and elsewhere, each of which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, ICE Administration, the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged decrease (or increase) in the reported LIBOR rates. If that were to occur, the level of interest payments on and the value of the notes may be adversely affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations and other proposed reforms will continue to be adopted and the timing of such changes may adversely affect any trading market for the notes and their value.

At an international level, efforts to reform “benchmarks” include (i) International Organization of Securities Commissions’ Principles for Financial Market Benchmarks (July 2013), (ii) European Securities and Markets Authority-European Banking Authority’s Principles for the benchmark-setting process (June 2013), and (iii) the European Commission’s regulation on indices used as “benchmarks” in certain financial instruments and financial contracts, or to measure the performance of investment funds (June 2016) (the “Benchmark Regulation”).

The Benchmark Regulation applies to the use of “benchmarks” in the European Union, and among other things, (i) requires benchmark administrators to be authorized (or, if non-European Union-based, to be qualified for use) and to comply with extensive requirements in relation to the administration of “benchmarks” and (ii) bans the use of “benchmarks” of unauthorized administrators. The scope of the Benchmark Regulation is wide and, in addition to so-called “critical benchmark” indices such as LIBOR, also applies to many interest rate and foreign exchange rate indices, equity indices, and other indices (including “proprietary” indices or strategies) where referenced in financial instruments, financial contracts, and investment funds.

The full impact of the Benchmark Regulation is presently unclear. However, it could potentially have a material impact on any securities based on or linked to a “benchmark”, including the notes, in a range of circumstances including, without limitation, where:

●
the administrator of a “benchmark” relating to a series of securities does not have or obtain or ceases to have the appropriate European Union authorizations in order to operate such a “benchmark” or is based in a non-European Union jurisdiction and does not qualify the “benchmark” for use in the European Union. In such an event, depending on the particular “benchmark” and the applicable terms of the securities, the securities may be adversely affected; and

●
the methodology or other terms of the “benchmark” relating to a series of securities is changed in order to comply with the terms of the Benchmark Regulation, and such changes have the effect of reducing or increasing the published rate or level of the “benchmark” or of affecting the volatility of such published rate or level, or otherwise result in an adverse effect on the trading market for, return on or the value of the notes.

More broadly, the FCA Rules, the Benchmark Regulation, and any of the other international, national, or other proposals for reform or general increased regulatory scrutiny of “benchmarks” could have a material adverse effect on the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or participate in certain “benchmarks,” trigger changes in the rules or methodologies used in the determination of certain “benchmarks,” or may even lead to the disappearance of certain “benchmarks.” The disappearance of, or uncertainty relating to the continued existence of, a “benchmark” or changes in the manner of determination of or administration of a “benchmark” may adversely affect the trading market for, return on, or value of the notes.

In addition to the international proposals for the reform of “benchmarks” described above, there are numerous other proposals, initiatives, and investigations which may impact the use and regulation of “benchmarks.” For example, there are ongoing global investigations into the setting of foreign exchange rate “benchmarks,” which may result in further regulation around the setting of foreign exchange rates.

Any of the above changes or any other consequential changes to LIBOR as a result of U.K., European Union, or other international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes could have a material adverse effect on the value of and return the notes.

The Notes are Not Ordinary Debt Securities.

The notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the notes will not track the same price movements as traditional interest rate products. A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Bank does not make any recommendation as to whether the notes are a suitable investment for any person.

Historical Levels of 3-Month USD LIBOR do not Guarantee Future Levels.

3-Month USD LIBOR historical levels do not guarantee future levels of 3-Month USD LIBOR. It is not possible to predict whether the levels of 3-Month USD LIBOR will rise or fall during the term of the notes.

3-Month USD LIBOR as of any Interest Determination Date may be Less than 3-Month USD LIBOR as of any Other Day during the Term of the Notes.

Because 3-Month USD LIBOR for any relevant interest period will be determined solely as of two London banking days prior to the previous interest reset date, 3-Month USD LIBOR will not be considered on any other dates during the term of the notes. Therefore, even if 3-Month USD LIBOR as of any day that is not the interest determination date for the applicable floating interest period is higher than 3-Month USD LIBOR as of such interest determination date, the amount of interest on the corresponding interest payment date will not take into account that higher level.

The Yield on the Notes may be Lower than the Yield on Conventional Debt Securities of Comparable Maturity.

The yield that you will receive on your notes may be less than the return you could earn on conventional debt securities of comparable maturity. The interest payable for (i) the first eight interest periods is based on a rate of 3.50% per annum, and (ii) any of the remaining interest periods is linked to 3-Month USD LIBOR as of the applicable interest reset date plus 0.75% (subject to the maximum interest rate and the minimum interest rate). If there is a decline in 3-Month USD LIBOR over the term of your notes, the effective yield on your notes for such interest period may be less than that which would be payable on a conventional fixed-rate debt security with the same stated maturity date, including those of the Bank. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.

The notes are senior unsecured debt obligations of The Bank of Nova Scotia, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including the return of the principal amount at maturity, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The Price at Which the Notes May be Sold prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, (iv) time remaining to maturity.

Depending on the actual or anticipated level of interest rates, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Lack Liquidity.

The notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the notes. Scotia Capital (USA) Inc. or any other dealer may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc.,  if they choose to make a market in the notes, is willing to purchase the notes from you. If at any time Scotia Capital (USA) Inc. or any other dealer were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Survivor’s Option is Subject to Significant Limitations.

The representative of a deceased beneficial owner of the notes will have the right to request early repayment of the notes by us on the terms described in the section “Survivor’s Option” herein. That repayment right is subject to significant limitations, including the following: the notes must have been beneficially owned by the deceased beneficial owner or his or her estate for at least one year prior to submission of the request for repayment; your notes will be grouped with all other notes and subject to an annual limitation, as more fully described under “Survivor’s Option” herein; and we will not be obligated to repay more than $100,000 in stated principal amount of the notes offered by this pricing supplement to the representative of any individual deceased beneficial owner of the notes in any calendar year. Because of these limitations, your representative may not be able to obtain repayment of any of the notes beneficially owned by you following your death, or may only be able to obtain repayment of a portion of the notes owned by you, and any such repayment may be delayed for multiple years. See “Survivor’s Option” herein for additional information.

We, WFS, our or their Subsidiaries or Affiliates may Publish Research that Could Affect the Market Value of the Notes. We also Expect to Hedge our Obligations under the Notes.

We, WFS or one or more of our or their affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, we or one or more affiliates expect to hedge our obligations under the notes and we may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

Trading Activities by The Bank, WFS or our or their Affiliates may Adversely Affect the Market Value of the Notes.

As described below under “Use of Proceeds and Hedging”, we or one or more affiliates may but are not required to, hedge our obligations under the notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in LIBOR rates, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. There can be no assurance that any hedging transaction we or our affiliates may undertake with respect to our exposure under the notes will be successful or will be maintained over the term of the notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines. We, WFS or one or more of our or their affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of 3-Month USD LIBOR.

These trading activities may present a conflict between your interest in LIBOR rates and the interest we, Scotia Capital (USA) Inc., WFS and our or their other affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers’ accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the notes and market value of the notes.

A Participating Dealer or Its Affiliates may Realize Hedging Profits Projected by Its Proprietary Pricing Models in Addition to any Selling Concession, Creating a Further Incentive for the Participating Dealer to Sell the Notes to You.

If any dealer participating in the distribution of the notes (referred to as a "participating dealer") or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliate will expect to realize a projected profit from such hedging activities. If a participating dealer receives a concession for the sale of the notes to you, this projected profit will be in addition to the concession, creating a further incentive for the participating dealer to sell the notes to you.

The Business Activities of The Bank or Its Affiliates may Create Conflicts of Interest.

As noted above, we, WFS or one or more of our or their affiliates expect to engage in trading activities related to 3-Month USD LIBOR that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the notes and the interests we, Scotia Capital (USA) Inc., WFS and our or their other affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the notes.

There are Potential Conflicts of Interest Between You and the Calculation Agent.

The calculation agent will, among other things, determine the floating interest rate and decide the amount of your payment for any interest payment date on the notes. Our affiliate, Scotia Capital Inc., will serve as the calculation agent. We may change the calculation agent after the issue date without notice to you. For additional information as to the calculation agent’s role, see “Interest Payments” herein. The calculation agent will exercise its judgment when performing its functions and may take into consideration the Bank’s ability to unwind any related hedges. Since this discretion by the calculation agent may affect payments on the notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

If a published floating interest rate is unavailable, the interest rate on the notes during the relevant floating interest periods will be determined using the alternative methods set forth in the accompanying prospectus supplement under “Description of the Notes—Interest Rates—Floating Rate Notes—LIBOR Notes”. Any of these alternative methods may result in interest payments that are lower than or that do not otherwise correlate over time with the payments that would have been made on the notes during the floating interest period if the floating interest rate was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of the floating interest rate may make one or more of the alternative methods impossible or impracticable to determine. If, as set forth in the accompanying prospectus supplement under “Description of the Notes—Interest Rates—Floating Rate Notes—LIBOR Notes” a published floating interest rate is unavailable during a floating interest period and banks are unwilling to provide quotations for the calculation of the floating interest rate, the alternative method sets such rate as the interest rate as the immediately preceding interest period, which could remain in effect for the remaining term of the notes. If, however, the calculation agent determines that the floating interest rate has been permanently discontinued, then the calculation agent may calculate the floating interest rate using a substitute or successor rate or an industry-accepted successor rate and adjust the terms of the notes as described under “Interest Payments” herein. Any such adjustments or alternative methods of calculating the interest payments on the notes may have an adverse effect on the value of the notes.

RECENT DEVELOPMENTS
Bail-in Regulations
On June 22, 2016, legislation came into force amending the Bank Act (Canada) (the “Bank Act”) and the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and certain other federal statutes pertaining to banks to create a bail-in regime for Canada’s domestically systemically important banks, which include the Bank. On April 18, 2018, the Government of Canada published regulations under the CDIC Act and the Bank Act providing the final details of conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank (collectively, the “bail-in regulations”). Pursuant to the CDIC Act, in circumstances where the Superintendent of Financial Institutions has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank (a “bail-in conversion”).
The bail-in regulations prescribe the types of shares and liabilities that will be subject to a bail-in conversion. In general, any senior debt with an initial or amended term to maturity (including explicit or embedded options) greater than 400 days, that is unsecured or partially secured and has been assigned a CUSIP or ISIN or similar identification number would be subject to a bail-in conversion. Shares, other than common shares, and subordinated debt would also be subject to a bail-in conversion, unless they are non-viability contingent capital. Notwithstanding the above, any shares and liabilities issued before the date the bail-in regulations come into force, including the notes, would not be subject to a bail-in conversion, unless, in the case of a liability, including the notes, the terms of such liability are, on or after that day, amended to increase its principal amount or to extend its term to maturity and the liability, as amended, meets the requirements to be subject to a bail-in conversion.
The Bank Recapitalization (Bail-in) Conversion Regulations and the Bank Recapitalization (Bail-in) Issuance Regulations will come into force on September 23, 2018, and the Compensation Regulations came into force on March 26, 2018.

SURVIVOR’S OPTION

Upon a valid exercise of the survivor’s option as described below and a proper tender of the notes, we will, at our option, either repay or purchase the relevant notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the date of such repayment or purchase, subject to limitations on the aggregate amount of notes we will repay or purchase in any calendar year as described below.

The survivor’s option may not be exercised unless the deceased beneficial owner (and for jointly owned notes, the last surviving beneficial owner) had purchased the notes (either in an initial or subsequent sale of the notes) at least one year prior to the date of his or her death. In addition, the aggregate principal amount of notes as to which the survivor’s option may be exercised is limited as follows:

¡
In any calendar year, to the greater of $250,000 or 1% of the outstanding aggregate principal amount of the notes offered by this pricing supplement as of December 31 of the most recently completed year (the “annual limitation”).

¡	For any deceased beneficial owner or, if owned jointly, for the last surviving beneficial owner of the notes, to $100,000 for any calendar year (the “individual limitation”).
We will not make principal repayments or purchase notes upon the exercise of the survivor’s option in amounts that are less than $1,000. If the limitations described above would result in the partial repayment or purchase of any note, the principal amount of the note remaining outstanding after repayment or purchase must be at least $1,000 (or any larger minimum principal amount of the applicable notes).
We will accept, in the order delivered, each note delivered upon the valid exercise of the survivor’s option, unless the acceptance of that note would contravene the annual limitation or the individual limitation.
Any note that we accept for repayment or purchase upon exercise of the survivor’s option will be repaid or purchased no later than the first interest payment date to occur that is at least 20 calendar days after the date of acceptance. If that date is not a business day, payment will be made on the next succeeding business day. Each note delivered for repayment or purchase that is not accepted in any calendar year due to the application of the annual limitation or the individual limitation will not be accepted in any subsequent years. Other than as described in the immediately preceding sentence, notes delivered to us upon exercise of the survivor’s option may not be withdrawn.
If a note delivered for purchase or repayment upon valid exercise of the survivor’s option is not accepted, we will deliver a notice by first class mail to the registered holder that states the reason that the note has not been accepted. Following receipt of such notice, the representative for the deceased beneficial owner may withdraw the relevant notes and abandon the exercise of the survivor’s option.
Subject to the annual limitation and the individual limitation, the eligibility or validity of any exercise of the survivor’s option will be determined by us in our sole discretion. Our determination will be final and binding on all parties.
The death of a person owning a note:
¡
in joint tenancy (with or without right of survivorship) or tenancy by the entirety, provided all other such tenants are previously deceased, will be deemed the death of the beneficial owner of the note, and the entire principal amount of the note will be subject to the survivor’s option;

¡
by tenancy in common will be deemed the death of the beneficial owner of a note only with respect to the deceased holder’s interest in that note, except that if notes are held by a husband and wife as tenants in common, only the death of both husband and wife will be deemed the death of the beneficial owner of the note, and the entire principal amount of that note will be subject to the survivor’s option.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a note will be deemed the death of the beneficial owner for purposes of the survivor’s option, regardless of the registered holder, if the beneficial interest can be established to our satisfaction. A beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or community property and trust arrangements where one person has substantially all of the beneficial ownership interest in the note during his or her lifetime.
If the beneficial owner held legal title and beneficial interest in the note, either in its entirety or as a joint tenant or tenant in common, we will deem the personal representative of the deceased beneficial owner (as determined in accordance with the laws of the relevant jurisdiction) to be the representative of the beneficial owner. If the beneficial owner held the beneficial title to the note and the legal title was held by an agent, nominee, bare trustee or spouse, we will deem the agent, nominee, bare trustee or spouse (collectively referred to as a “nominee”) to be the representative of the beneficial owner. If the beneficial owner has designated a beneficiary or beneficiaries in accordance with the laws of the applicable jurisdiction, including without limitation Individual Retirement Accounts, Roth IRA Accounts, and Transfer on Death Accounts, we will deem the designated beneficiary or beneficiaries to be the representative of the beneficial owner.
In the case of repayment or purchase upon the exercise of the survivor’s option, for notes represented by a global security, the depositary or its nominee will be the holder of the note and therefore will be the only entity that can exercise the survivor’s option. To obtain repayment upon exercise of the survivor’s option with respect to a note represented by a global security, the representative must provide to the broker or other entity through which the deceased owner held the beneficial interest:
¡
a written request for repayment signed by the representative, with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority (“FINRA”) or a commercial bank or trust company having an office or correspondent in the United States;

¡
appropriate evidence satisfactory to us that the representative has authority to act on behalf of the deceased beneficial owner, the death of the beneficial owner has occurred and the deceased was the owner of a beneficial interest in the note at the time of death;

¡	instructions to the broker or other entity to notify the depositary of its desire to obtain repayment upon exercise of the survivor’s option;
¡	a description of the relevant note, including the CUSIP number; and
¡	the deceased’s social security number.
Attached as Annex A to this pricing supplement is a form to be used by a representative to exercise the survivor’s option on behalf of a deceased beneficial owner of a note.
The broker or other entity will provide to us:
¡
a written request for repayment signed by the representative, with the signature guaranteed by a member firm of a registered national securities exchange or of FINRA or a commercial bank or trust company having an office or correspondent in the United States;

¡
appropriate evidence satisfactory to us that the representative has authority to act on behalf of the deceased beneficial owner, the death of the beneficial owner has occurred and the deceased was the owner of a beneficial interest in the note at the time of death;

¡	a certificate or letter satisfactory to us from the broker or other entity stating that it represents the deceased beneficial owner and describing the deceased’s beneficial interest in the note; and
¡	a description of the note, including the CUSIP number.
The broker or other entity will be responsible for disbursing any payments it receives upon exercise of the survivor’s option to the appropriate representative.

HISTORICAL PERFORMANCE OF 3-MONTH USD LIBOR
Historically, 3-Month USD LIBOR has experienced significant fluctuations. Any historical upward or downward trend in the level of 3-Month USD LIBOR during any period shown below is not an indication that the interest payable on the notes is more or less likely to increase or decrease at any time during the floating rate period.

3-Month USD LIBOR was 2.36906% on May 4, 2018. The graph below sets forth the historical performance of 3-Month USD LIBOR from January 1, 2008 through May 4, 2018. Past performance of 3-Month USD LIBOR is not indicative of future performance of 3-Month USD LIBOR.

3-Month USD LIBOR
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

We obtained the information regarding the historical performance of 3-Month USD LIBOR in the graph above from Bloomberg Financial Markets. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets and have not undertaken an independent review or due diligence of the information. The historical performance of 3-Month USD LIBOR should not be taken as an indication of its future performance, and no assurance can be given as to the future performance of 3-Month USD LIBOR. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in any positive return on your initial investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Pursuant to the terms of a distribution agreement, Scotia Capital (USA) Inc., an affiliate of The Bank of Nova Scotia, will purchase the notes from The Bank of Nova Scotia for distribution to other registered broker-dealers or will offer the notes directly to investors.
Scotia Capital (USA) Inc. or one of our affiliates will purchase the aggregate principal amount of the notes and as part of the distribution, will sell the notes to WFS at a discount of up to $11.00 (1.10%) per $1,000 principal amount of the notes. WFS will provide selected dealers, which may include Wells Fargo Advisors ("WFA", the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC), with a selling concession of up to $10.00 (1.00%) per $1,000 principal amount of the notes.
In addition, Scotia Capital (USA) Inc., WFS or another of our or their affiliates or agents may use the accompanying prospectus and prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the notes. While Scotia Capital (USA) Inc. may make markets in the notes, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or our affiliates expect to incur and profits that the Bank or our affiliates expect to realize in connection with hedging activities related to the notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the issue date. See "Additional Risks—The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Offering Price is Likely to Adversely Affect Secondary Market Prices" in this pricing supplement.

Conflicts of Interest

Because Scotia Capital (USA) Inc. is an affiliate of the Bank, Scotia Capital (USA) Inc. has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Scotia Capital (USA) Inc. is not permitted to sell the notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc., WFS and our or their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Scotia Capital (USA) Inc., WFS and our or their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc., WFS and our or their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. Scotia Capital (USA) Inc., WFS and our or their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additionally, because the dealer from which you purchase the notes may conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

Prohibition of Sales to EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

EVENTS OF DEFAULT AND ACCELERATION
If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine (i) your principal amount and (ii) any accrued but unpaid interest payable based upon the then-applicable interest rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of the Debt Securities We May Offer — Events of Default” beginning on page 27 of the accompanying prospectus.

MANNER OF PAYMENT AND DELIVERY
Any payment on the notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in Golden, Colorado. The payment at maturity will only be made when the notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

TAX REDEMPTION
The Bank (or its successor) may redeem the notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

●
as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the pricing date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the notes; or

●
on or after the pricing date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such notes pursuant to their terms and (ii) the principal amount of the notes to be redeemed.

Notice of intention to redeem such notes will be given to holders of the notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption, and on or promptly after the redemption date, it will give notice of the redemption price.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES
The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as beneficial owner, notes, including entitlements to all payments thereunder, pursuant to this pricing supplement and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada, deals at arm’s length with the Bank and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes, does not use or hold the notes in a business carried on in Canada, is not a “specified shareholder” and is not a person who does not deal at arm’s length with a “specified shareholder” (as defined for purposes of subsection 18(5) of the act) of the Bank and does not receive any payment of interest on the notes in respect of a debt or other obligation to pay an amount to a person with whom the Bank does not deal at arm’s length (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser.  This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of notes should consult their own tax advisors with respect to their particular circumstances.

No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a non-resident holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. This discussion replaces the federal income tax discussions in the prospectus supplement and prospectus. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, consequences to taxpayers subject to special accounting rules under Section 451(b) of the Code, or if you are a holder subject to special rules, such as:
●	a financial institution;
●	a “regulated investment company”;
●	a “real estate investment trust”;
●	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;
●	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;
●	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;
●	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or
●	an entity classified as a partnership for U.S. federal income tax purposes.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws. You should consult your tax adviser with regard to the application of the U.S. federal income and estate tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, the notes will be treated as debt for U.S. federal income tax purposes. Further, the notes should be treated as “variable rate debt instruments”. Whether the notes will be issued with original issue discount (“OID”), however, will depend upon the facts at the time of issuance of the notes. If the determination were made as of the date hereof, we would treat the notes as “variable rate debt instruments” issued with de minimis OID.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. You are a “U.S. Holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:
●	a citizen or individual resident of the United States;
●
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest. Pursuant to rules governing the tax treatment of variable rate debt instruments in respect of the special rules regarding OID as described below, subject to certain facts at the time of issuance, interest is expected to be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Amounts included in income with respect to the notes will be interest income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a U.S. Holder.  Under the foreign tax credit rules, such interest will be either “passive” or “general” income for purposes of computing the foreign tax credit.

Sale, Exchange or Retirement of the notes. Upon a sale, exchange or retirement of the notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued interest, which will be taxed as described in the preceding section) and your tax basis in the notes that are sold, exchanged or retired. Your tax basis in the notes will equal the amount you paid to acquire them. This gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Variable Rate Debt Instruments. In order to qualify as a “variable rate debt instrument”:
●
the issue price of the note must not exceed the total amount of noncontingent principal payments on the note by more than the product of such principal payments and the lesser of (i) 15% or (ii) the product of 1.5% and the number of complete years in the note’s term, and

●
the note must not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

For purposes of determining if a note is a variable rate debt instrument, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.” A qualified floating rate (or objective rate, as described below) must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.
A multiple of a qualified floating rate is generally not a qualified floating rate, unless the variable rate is either:
●	a product of a qualified floating rate times a fixed multiple greater than 0.65 but not more than 1.35, or
●	a product of a qualified floating rate times a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.
Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate (or objective rate) if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor, governor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the note, and is not reasonably expected as of the issue date to cause the yield on the note to differ significantly from its expected yield absent the restriction.
Special rules apply to variable rate debt instruments to determine the amount of qualified stated interest and the amount and accrual of any OID.  If the note bears interest that is unconditionally payable or compounds at least annually at a single qualified floating rate or objective rate, all stated interest is treated as qualified stated interest.  The accrual of any OID is determined by assuming the note bears interest at a fixed interest rate equal to the issue date value of the qualified floating rate or qualified inverse floating rate or, in the case of any other objective rate, a fixed internal rate that is equal to the reasonably expected yield for the note.  The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period.

If the note bears interest at a qualifying variable rate other than a single qualified floating rate or objective rate, the amount and accrual of OID generally are determined by (i) determining a fixed rate substitute for each variable rate as described in the preceding paragraph, (ii) determining the amount of qualified stated interest and OID by assuming the note bears interest at those substitute fixed rates and (iii) making appropriate adjustments to the qualified stated interest and OID so determined for actual interest rates under the note.  However, if that qualifying variable rate includes a fixed rate, the note is generally treated for purposes of applying clause (i) of the preceding sentence as if it provided for an assumed qualified floating rate (or qualified inverse floating rate if the actual variable rate is a qualified inverse floating rate) that would cause the note to have approximately the same fair market value, and the rate is used in lieu of the fixed rate.

Backup Withholding and Information Reporting. Backup withholding may apply in respect of the amounts paid to you on a note, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service (the “IRS”). In addition, information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or retirement of the notes, unless you provide proof of an applicable exemption from the information reporting rules.

Information Reporting with respect to Foreign Financial Assets. U.S. Holders may be subject to reporting obligations with respect to their notes if they do not hold their notes in an account maintained by a financial institution and the aggregate value of their notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. Holder is required to disclose its notes and fails to do so.

Medicare Tax on Net Investment Income. U.S. Holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax to your investment in the notes.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. You are a “Non-U.S. Holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:
an individual who is classified as a nonresident alien;
a non-U.S. corporation; or
a non-U.S. estate or trust.
You are not a Non-U.S. Holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition or (ii) a former citizen or resident of the United States.

If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

Payments on the notes to a Non-U.S. Holder and gain realized on the sale, exchange, redemption or other disposition of the notes by a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, unless (1) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the U.S., (2) in the case of gain, such Non-U.S. Holder is a nonresident alien individual who holds the notes as a capital asset and is present in the U.S. for more than 182 days in the taxable year of the sale and certain other conditions are satisfied, or (3) such Non-U.S. Holder fails to provide the relevant correct, complete and executed IRS Form W-8.

Notwithstanding the above, if the Bank determines that there is a material risk that it would be required to withhold on any payments on the notes (even if the requirements described in the preceding paragraph are satisfied), the Bank may withhold on any such payment to a Non-U.S. Holder at a 30% rate, unless such Non-U.S. Holder has provided the Bank with (i) a valid IRS Form W-8ECI, or (ii) a valid IRS Form W-8BEN or IRS Form W‑8BEN-E, as applicable, claiming tax treaty benefits that reduce or eliminate withholding. If the Bank elects to withhold and such Non-U.S. Holder has provided the Bank with a valid IRS Form W-8BEN or IRS Form W‑8BEN-E, as applicable, claiming tax treaty benefits that reduce or eliminate withholding, the Bank may nevertheless withhold up to 30% on any payments if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.

Backup Withholding and Information Reporting. Backup withholding may apply in respect of the amounts paid to you on a note, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or retirement of the notes, unless you provide proof of an applicable exemption from the information reporting rules.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the notes. Absent an applicable treaty benefit, a note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax (even if the Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the Bank).

CERTAIN ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we, Scotia Capital (USA) Inc., and certain of our subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of Section 4975 of the Code), with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a plan with respect to which we or any of our affiliates is a party in interest or a disqualified person, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions include PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to plans or being an affiliate of such a service provider (the “service provider exemption”).

Because Scotia Capital (USA) Inc. and the Bank each may be considered a party in interest or disqualified person with respect to many plans, the notes may not be purchased, held, or disposed of by any plan, any entity whose underlying assets include plan assets by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing plan assets of any plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the service provider exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not and will not be a plan or a plan asset entity and is not purchasing such notes on behalf of or with plan assets of any plan or any plan subject to similar laws or (b) its purchase, holding, and disposition will not constitute or result in a non-exempt prohibited transaction due to the application of a statutory or administrative exemption or such purchase, holding, and disposition will not otherwise be prohibited under ERISA or Section 4975 of the Code or a violation of any similar laws.

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA and/or Section 4975(f)(10) of the Code in connection with the transaction or any redemption of the notes, (y) none of us or any Scotia Capital (USA) Inc. directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and/or Section 4975 of the Code and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a plan or a plan asset entity or that is acquiring the notes on behalf of a plan or a plan asset entity, including any fiduciary purchasing on behalf of a plan or plan asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, Scotia Capital (USA) Inc. or any of our other affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any similar laws) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non- exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

USE OF PROCEEDS AND HEDGING
We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we or our affiliates expect, but are not required, to enter into hedging transactions involving purchases of securities or over-the-counter derivative instruments linked to the applicable reference rate(s) prior to or on the pricing date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities. We or our affiliates may close out our or their hedge on or before the stated maturity date.

The hedging activity discussed above may adversely affect the market value of the notes from time to time. See “Additional Risk Factors” and “Supplemental Plan of Distribution (Conflicts of Interest)” herein for a discussion of these adverse effects.

Annex A
REPAYMENT ELECTION FORM
THE BANK OF NOVA SCOTIA SENIOR NOTES CUSIP NUMBER __________

To: The Bank of Nova Scotia:

The undersigned financial institution (the “Financial Institution”) represents the following:

●
The Financial Institution has received a request for repayment from the executor or other authorized representative (the “Authorized Representative”) of the deceased beneficial owner listed below (the “Deceased Beneficial Owner”) of ____________ Senior Notes (CUSIP No. ____________) (the “Notes”).

●
At the time of his or her death, the Deceased Beneficial Owner owned Notes in the principal amount listed below, and the Financial Institution currently holds such Notes as a direct or indirect participant in The Depository Trust Company (the “Depositary”).

●	The Deceased Beneficial Owner had purchased such Notes (either in an initial or subsequent sale of the Notes) at least one year prior to the date of his or her death.

The Financial Institution agrees to the following terms:

●	The Financial Institution shall follow the instructions (the “Instructions”) accompanying this Repayment Election Form (the “Form”).

●
The Financial Institution shall make all records specified in the Instructions supporting the above representations available to The Bank of Nova Scotia (the “Bank”) for inspection and review within five business days of the Bank’s request.

●
If the Financial Institution or the Bank, in either’s reasonable discretion, deems any of the records specified in the Instructions supporting the above representations unsatisfactory to substantiate a claim for repayment, the Financial Institution shall not be obligated to submit this Form, and the Bank may deny repayment. If the Financial Institution cannot substantiate a claim for repayment, it shall notify the Bank immediately.

●
Other than as described in the product supplement or the pricing supplement (the “Disclosure Document”) issued in connection with the Notes in the limited situation involving tenders of notes that are not accepted during one calendar year as a result of the “Annual Limitation” or the “Individual Limitation,” repayment elections may not be withdrawn.

●
The Financial Institution agrees to indemnify and hold harmless the Bank against and from any and all claims, liabilities, costs, losses, suits and damages resulting from the Financial Institution’s above representations and request for repayment on behalf of the Authorized Representative.

(1)
Name of Deceased Beneficial Owner

(2)
Date of Death

(3)
Name of Authorized Representative Requesting Repayment

(4)
Name of Financial Institution Requesting Repayment

(5)
Signature of Representative of Financial Institution Requesting Repayment

(6)
Principal Amount of Requested Repayment

(7)
Date of Election

(8)
Date Requested for Repayment

(9)	Financial Institution Representative: Name: Phone Number: Fax Number: Mailing Address (no P.O. Boxes):

(10)	Wire instructions for payment: Bank Name: ABA Number: Account Name: Account Number: Reference (optional):

TO BE COMPLETED BY THE BANK:

(A)	Election Number:

(B)	Delivery and Payment Date:

(C)	Principal Amount:

(D)	Accrued Interest:

(E)	Date of Receipt of Form by the Bank:

(F)	Date of Acknowledgment by the Bank:

INSTRUCTIONS FOR COMPLETING REPAYMENT ELECTION FORM AND EXERCISING REPAYMENT OPTION

Capitalized terms used and not defined herein have the meanings defined in the accompanying Repayment Election Form. The terms of the repayment option are governed by the Disclosure Document that the beneficial owner received at the time he, she or it purchased the Notes. In the event of any inconsistencies, the Disclosure Document will govern.

1.
Collect and retain for a period of at least three years (1) satisfactory evidence of the authority of the Authorized Representative, (2) satisfactory evidence of death of the Deceased Beneficial Owner, (3) satisfactory evidence that the Deceased Beneficial Owner beneficially owned, at the time of his or her death, and had owned for a period of at least one year prior to death, the Notes being submitted for repayment and (4) any necessary tax waivers. For purposes of determining whether the Bank will deem Notes beneficially owned by an individual at the time of death, the following rules shall apply:

●
Notes beneficially owned by tenants by the entirety or joint tenants will be regarded as beneficially owned by a single owner; however, only the death of all such tenants will be deemed the death of the beneficial owner, and the Notes beneficially owned will become eligible for repayment. The death of a person beneficially owning a Note by tenancy in common will be deemed the death of a holder of a Note only with respect to the deceased holder’s interest in the Note so held by tenancy in common, unless a husband and wife are the tenants in common, in which case only the death of both husband and wife will be deemed the death of the holder of the Note, and the entire principal amount of the Note so held will be eligible for repayment.

●
Notes beneficially owned by a trust will be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary’s interest in the trust (however, a trust’s beneficiaries collectively cannot be beneficial owners of more Notes than are owned by the trust). The death of a beneficiary of a trust will be deemed the death of the beneficial owner of the Notes beneficially owned by the trust to the extent of that beneficiary’s interest in the trust; however, only the death of all such individuals who are tenants by the entirety or joint tenants in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust. The death of an individual who was a tenant in common in a tenancy which is the beneficiary of a trust will be deemed the death of the beneficiary of the trust only with respect to the deceased holder’s beneficial interest in the Note, unless a husband and wife are the tenants in common, in which case only the death of both husband and wife will be deemed the death of the beneficiary of the trust.

●
The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interest in a Note will be deemed the death of the beneficial owner of that Note, regardless of the registration of ownership, if such beneficial interest can be established to our satisfaction. Such beneficial interest will exist in many cases of street name or nominee ownership, ownership by a trustee, ownership under the Uniform Gift to Minors Act and community property or other joint ownership arrangements between spouses. Beneficial interest will be evidenced by such factors as the power to sell or otherwise dispose of a Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on a Note.

2.	Indicate the name of the Deceased Beneficial Owner on line (1).

3.	Indicate the date of death of the Deceased Beneficial Owner on line (2).

4.	Indicate the name of the Authorized Representative requesting repayment on line (3).

5.	Indicate the name of the Financial Institution requesting repayment on line (4).

6.	Affix the authorized signature of the Financial Institution’s representative on line (5).

THE SIGNATURE MUST BE MEDALLION SIGNATURE GUARANTEED.

7.	Indicate the principal amount of Notes to be repaid on line (6).

8.	Indicate the date this Form was completed on line (7).

9.
Indicate the date of requested repayment on line (8). The date of requested repayment may not be earlier than the first June 15 or December 15 to occur at least 20 calendar days after the date of the Bank’s acceptance of the Notes for repayment, unless such date is not a business day, in which case the date of requested payment may be no earlier than the next succeeding business day. For example, if the acceptance date for Notes tendered were May 1, 2014, the earliest repayment date you could elect would be June 15, 2014.

10.	Indicate the name, mailing address (no P.O. boxes, please), telephone number and facsimile-transmission number of the party to whom the acknowledgment of this election may be sent on line (9).

11.	Indicate the wire instruction for payment on line (10).

12.	Leave lines (A), (B), (C), (D), (E) and (F) blank.

13.	Mail or otherwise deliver an original copy of the completed Form to:

The Bank of Nova Scotia
c/o: U.S. Investor Solutions
Scotia Plaza
44 King Street West
Toronto, Ontario
M5H 1H1
Attention: Legal